SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                   SCHEDULE 14D-9/A
        Amendment No. 2 to Solicitation/Recommendation Statement Pursuant to
                                   Section 14(d)(4)
                        of the Securities Exchange Act of 1934


          T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership
                              (Name of Subject Company)

          T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership
                          (Name of Person Filing Statement)

                        Units of Limited Partnership Interests
                            (Title of Class of Securities)

                                         None
                       (CUSIP Numbers of Classes of Securities)


                                Henry H. Hopkins, Esq.
                            T. Rowe Price Associates, Inc.
                                 100 E. Pratt Street
                              Baltimore, Maryland 21201
                                    (410) 345-6640

     (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) filing Statement)

                                      Copies to:

   Judith D. Fryer, Esq.                        Henry D. Kahn, Esq.
   Greenberg, Traurig, Hoffman, Lipoff,         Piper & Marbury
   Rosen & Quental                              36 South Charles Street
   153 E. 53rd Street                           Baltimore, Maryland 21201
   New York, NY 10022

          THIS  AMENDMENT  TO  SCHEDULE 14D-9  AMENDS  AND  SUPPLEMENTS THE
          SCHEDULE 14D-9 FILED DECEMBER 23, 1996 (THE "SCHEDULE") ON BEHALF OF T. ROWE PRICE REALTY INCOME FUND I, A NO-LOAD LIMITED PARTNERSHIP, AS AMENDED BY AN AMENDMENT NO. 1 DATED JANUARY 24, 1997, AS SET FORTH BELOW.

          Item 2.   Tender Offer of the Bidder

               Item 2 is hereby supplemented and amended to reflect the addition of Koll Tender Corporation II as a co-bidder, the Amendment to the Schedule 14D-1 filed by the Bidders on January 14, 1997, and Supplement No. 1 to the Offer to Purchase and the related Letter of Transmittal, both dated January 14, 1997.

          Item 4.   The Solicitation or Recommendation

               Item 4(b)  is hereby  supplemented and  amended as  follows:
          The information set forth in the Letter to Limited Partners dated January 22, 1997, which is attached hereto as Exhibit 99(a)(1)is incorporated herein by reference.


          Item 9.   Material to be Filed as Exhibits.

               Item 9 is hereby supplemented and amended by adding the following, a copy of which is attached as an Exhibit:

               (a)(i) Letter from James S. Riepe to Limited Partners dated January 22, 1997 regarding the Lido Offer.

                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    January 24, 1997    T. Rowe Price Realty
                                        Income Fund I, A No-Load
                                        Limited Partnership

                                        By:  T. Rowe Price Realty
                                        Income Fund I Management,
                                        Inc., General
                                        Partner of the Partnership



                                             By: /s/ James S. Riepe
                                             James S. Riepe
                                             President